MDS

Science advancing health

GROWTH + VALUE

MDS INTERIM REPORT

APRIL 30, 2003

(unaudited)



Q2

MDS Core Businesses Deliver Solid Performance

MDS Inc. reported its second quarter financial results with revenues of $458 million compared to $448 million for the same quarter last year. Our Life Sciences and Health segments delivered year-over-year and sequential growth in revenues. Earnings per share from core businesses in the Life Sciences and Health segments were $0.29 compared to $0.33 in the same period last year. Before certain one-time gains and provisions recorded in the second quarter this year and last, net income was $33 million compared to $39 million reported in the second quarter of 2002. Basic earnings per share of ($0.03) reflect a ($0.27) net impact of the one-time and special items.

During the last quarter, events related to certain private investee companies and the general difficulty that biotech companies were having with financing led us to review the future realizable value of a number of our long-term investments. These events, combined with the difficulties that Hemosol has encountered with its clinical trials, have resulted in a pre-tax provision of $75 million in the second quarter to reduce the carrying value of these investments to their estimated net realizable values. Also in the second quarter, a $39 million pre-tax gain resulting from the payment by Micromass (a division of Waters Corporation) of the patent infringement award originally announced in the second quarter of last year and a $10 million pre-tax gain from the sale of the Oncology Software Solutions business were recognized. The net impact of these items is ($0.27) per share in the second quarter.

Our second quarter was a reasonable quarter and most business units showed some growth. We saw improvement over the first quarter of 2003 with earnings per share from core businesses of $0.29 compared to $0.24. Because the second quarter of 2002 was unusually strong, our year-over-year growth appears low; however, our core earnings have been up quarter-over-quarter for the last four quarters. Today's economic environment and continuing difficult financial markets are making it hard for some of our investee companies to raise the funds they require to continue to develop their technologies. We are making every effort to maximize the value from these investments. During the second quarter we realized significant cash gains from the Oncology Software Solutions sale and the Micromass patent infringement suit. These gains have partially offset the impact of the provisions in our second quarter results.

Operating results by reportable segment for the quarter were (amounts in millions of Canadian dollars):

Second Quarter		**2003**					2002		
		Income before					Income before		
		Unusual	Unusual	Operating			Unusual	Unusual	Operating
	Revenues	**Items (loss)**	**Items**	**Margin**		Revenues	Items (loss)	Items	Margin
Life Sciences	**277**	**54**	**3**	**21%**		272	66	—	24%
Health	**181**	**17**	**(29)**	**n/m**		175	18	(7)	6%
Core businesses	**458**	**71**	**(26)**	**10%**		447	84	(7)	17%
Proteomics	**—**	**(7)**	**—**	**n/m**		1	(13)	—	n/m
	458	**64**	**(26)**	**9%**		448	71	(7)	14%

Life Sciences Segment

For Life Sciences, revenues were $277 million, up from $272 million for the same period in 2002. Operating income for the segment was $57 million compared to $66 million in the second quarter of 2002. Revenues in our analytical instruments business grew by 25% in the quarter on the continued strength of the high-end mass spectrometer business. Pharmaceutical research services revenues declined slightly over the prior year, but grew 6% over the first quarter of 2003. Isotope revenues decreased slightly; however, the drop was entirely a result of the sale of Oncology Software Solutions in the second quarter this year and the sale of our high-dose-rate brachytherapy business at the end of the second quarter last year. Excluding these revenues from last year results in a 6% increase in isotope revenues.

Operating income for the quarter reflects a $3 million net impact of gains and provisions that occurred in the Life Sciences segment.

Health Segment

Revenues in the Health segment grew to $181 million. Operating income from laboratories and distribution services was $17 million before investment provisions. This compares with $18 million last year, excluding the loss realized on the sale of MDS Matrx. Revenues in the diagnostics and distribution businesses grew 4% in the quarter relative to the same period last year.

The second quarter saw the successful conclusion of laboratory fee negotiations in Ontario. This agreement will provide annual increases of 4% and 5% in the next two years as well as increases to support new laboratory technologies and services for long-term care facilities.

Proteomics Segment

In the Proteomics segment, operating losses were $7 million for the quarter. MDS Proteomics continues to focus on identifying new financial and scientific partners as well as moving the research and development for existing agreements and pilots forward.

Outlook

We remain cautiously optimistic in our view of the remainder of 2003. Our businesses are continuing to focus on executing the strategies that will allow us to achieve our growth targets for the year. Our analytical instruments business has continued to drive our overall growth. We are pleased with the success of products such as our API 4000™ and our Q TRAP™, and have also enjoyed sales increases in our more mature products. We will continue to invest in other opportunities with these technologies and with technologies that we believe provide complementary opportunities in these markets. We expect to see improved revenues in our pharmaceutical research services as we take advantage of increased capacity and work on developing and attracting more business. We expect to see growth in our isotope business as cobalt supply constraints ease towards the end of 2003. We look forward to the full commissioning of the MAPLE reactor later this year and are pleased with the progress made in the power commissioning of the MAPLE reactors over the last quarter.

/s/ John A. Rogers
President and
Chief Executive Officer

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2002 for additional details regarding risks affecting the business.

Overview

Overall results for the second quarter of 2003 showed moderate revenue growth contributed mainly by sales in our analytical instruments business. Year-over-year reported growth in consolidated revenues was 2%. The $26 million decline in the second quarter operating income compared to last year is due to $75 million of one-time charges relating to the writedown of the carrying value of certain investments to amounts that more closely reflect current valuations and estimated realizable values. Those provisions were partially offset by $39 million net proceeds from the Micromass patent infringement award announced last year and collected in this quarter, and a $10 million gain on the sale of the Oncology Software Solutions ("OSS") business during the quarter.

Excluding the impact of these one-time gains and charges, operating income was level compared to the prior year. Basic and diluted earnings per share, which includes the impact of these special items and MDS Proteomics, were a loss of $0.03.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

		Second Quarter				Six Months	
Summary Consolidated Results	**2003**	2002	**Change**	**2003**	2002	**Change**
Revenues	$ 458	$ 448	2%	$ 898	$ 866	4%
Operating income	$ 38	$ 64	(41%)	$ 87	$ 104	(17%)
Basic and diluted earnings per share	($ 0.03)	$ 0.22	n/a	$ 0.14	$ 0.35	(60%)

Second quarter earnings per share from our core businesses in the Life Sciences and Health segments were $0.29 compared to $0.33 in the same quarter last year. The decline was mainly the result of lower margins in our Life Sciences businesses resulting from changes in product mix. Items that impact the comparability of earnings per share for the quarter and the year-to-date are as follows:

	Second Quarter		Six Months	
	2003	2002	**2003**	2002
Earnings per share from core businesses	$ 0.29	$ 0.33	$ 0.53	$ 0.52
Gain (loss) on sale of business	0.06	(0.05)	0.06	(0.05)
Lawsuit gain	0.18	—	0.18	—
Valuation provisions	(0.51)	—	(0.51)	—
Impact of MDS Proteomics	(0.05)	(0.06)	(0.12)	(0.12)
Basic earnings per share	$ (0.03)	$ 0.22	$ 0.14	$ 0.35

Segment Results

Second Quarter	2003 Revenues	2003 Operating Income (loss)	2003 Operating Margin	2002 Revenues	2002 Operating Income (loss)	2002 Operating Margin
Life Sciences	$ 277	$ 57	21%	$ 272	$ 66	24%
Health	181	(12)	n/m	175	11	6%
Core businesses	458	45	10%	447	77	17%
Proteomics	—	(7)	n/m	1	(13)	n/m
	$ 458	$ 38	9%	$ 448	$ 64	14%

Six Months	2003 Revenues	2003 Operating Income (loss)	2003 Operating Margin	2002 Revenues	2002 Operating Income (loss)	2002 Operating Margin
Life Sciences	$ 540	$ 104	20%	$ 512	$ 108	21%
Health	358	—	n/m	352	22	6%
Core businesses	898	104	12%	864	130	15%
Proteomics	—	(17)	n/m	2	(26)	n/m
	$ 898	$ 87	10%	$ 866	$ 104	12%

Life Sciences

Review of operations—Revenues from Life Sciences businesses for the quarter were:

	2003	2002	Change
Isotopes	$ 80	$ 88	(9%)
Analytical instruments	70	56	25%
Pharmaceutical research services	127	128	(1%)
Total	$ 277	$ 272	2%

The moderate revenue increase in Life Sciences was attributed to the strong growth of our analytical instruments business, which was almost offset by declines in revenue in both our isotopes and pharmaceutical research services businesses. Operating margins from Life Sciences businesses were 21%, compared to 24% last year, while operating income declined by 14%, due in part to one-time charges of $46 million. These one-time charges were offset by net proceeds of $39 million on the Micromass award, and a $10 million gain on the sale of the OSS business. Excluding one-time gains and charges from both years, operating income from Life Sciences businesses for the second quarter was $54 million, compared to $66 million last year.

The last two years have been difficult for many companies in the life sciences and technology industries and this has affected certain of our investees. In March 2003, Hemosol Inc. announced that it was suspending conduct of its important clinical trials due to certain adverse events. The company is undertaking a review of the data associated with the trials to determine the significance of the results. This situation, combined with the current difficult financial markets, raises uncertainty about the availability of funds required to complete the trials if it is able to restart them.

Certain other investee companies have also had difficulty attracting the funding they require to develop their technologies as quickly as they would like. In these cases, funds are available at share prices that are substantially below the price at which we carry these investments on our books.

As a result of these events, we have reviewed the value of certain investee companies, including Hemosol, and we have recorded a valuation provision of $75 million to reduce the value of these investments to our current estimate of their net realizable value. We will continue our efforts to maximize the value that we can realize from these investments.

The decision to write down investments is part of our policy to continuously review our financial portfolio and assess all of our investments to ensure that their carrying values are in line with estimated future returns as well as ensuring that they remain aligned with our overall investment strategy. While we have seen much growth in our core businesses, the overall health and life science industry has been challenged and has seen a downturn in the economic environment, especially in capital markets where generating financing has been difficult.

The reported decline in isotopes sales was due to the fact that the prior year's results included revenues from the high-dose-rate brachytherapy ("HDR brachytherapy") business that was sold at the end of the second quarter last year, and revenues from OSS business, which was sold at the beginning of the second quarter this year for net proceeds of $29 million. We recorded a $10 million gain on the sale. Excluding the OSS and HDR brachytherapy businesses, isotopes revenue for the second quarter increased by $5 million, a 6% increase from the same quarter last year. Sales of Zevalin have progressed; however, they were weaker than anticipated. IDEC Pharmaceuticals continues to work on reimbursement and marketing issues in the United States. We had modest increases in cobalt shipments during the quarter and expect further improvements in the latter part of the year when additional cobalt capacity becomes available.

Analytical instruments continues to demonstrate exceptional growth compared to the same period last year. Our API 3000™, API 4000™, Q TRAP™, and QSTAR™ models led the increase in revenues during the quarter, with overall shipments of all models up, albeit at lower growth levels than the immediately preceding quarters. During the second quarter, we received $39 million net proceeds representing a patent infringement judgment against Micromass preventing them from selling certain instrument models in the US.

Revenues from the pharmaceutical research services businesses were relatively flat compared to 2002. Early clinical research and bioanalytical revenues grew compared to the same period last year, offset in part by declines in pharmacology services revenues. In addition, revenue growth in US-based late-stage services has been soft. We have recently redeployed resources to address these declines, and as we continue to fill capacity in our newly expanded preclinical facility, we expect to see improved results in future periods.

Capital expenditures—Purchases of capital assets in Life Sciences amounted to $29 million for the quarter compared to $30 million last year. Significant items of spending included progress on our Kanata, Ontario radiopharmaceutical manufacturing facility and our new Vancouver, British Columbia cyclotron, both located in Canada.

Segment outlook—The Life Sciences segment continues to demonstrate growth this year, though at a slower pace. We expect this modest growth to continue for the balance of the year. Solid sales growth for our mass spectrometers helped to secure the growth levels in the analytical instruments business. Demand for more mature products like the API 3000™ continue to be above prior year levels. However, overall year-over-year growth in analytical instruments may be less than that experienced in fiscal 2002 as we are now building growth from a larger base. To date, we have not been able to determine the impact that any new product introductions by our competitors would have on the continued growth of our analytical instruments business. We look forward to improved growth in the pharmaceutical services business due to increased capacity and efforts taken to redeploy resources to foster growth.

We expect improved growth from the isotopes business over the balance of 2003. Cobalt shipments are expected to be back on track and result in increased sales towards the latter part of the year. The sale of the OSS business was completed to ensure that the isotopes business continues to focus its expertise and resources on applying radioisotopes, radiation and related technologies to advance health, notably in nuclear medicine, cancer therapy and sterilization.

We anticipate that we will begin commercial production from the MAPLE reactor facility late this year, as we have recently seen an increase in the power level needed to reach this objective.

A significant portion of our Life Sciences revenues are generated from export sales and a large portion of these exports are priced in US dollars. We have been unaffected thus far, by the recent, rapid ascent of the Canadian dollar because we have maintained an active hedging program for our US dollar cash inflows for several years. We currently have hedges in place covering the majority of our expected cash inflows for the balance of 2003 and for most of 2004. These hedges will help us maintain an effective realized exchange rate for our export revenues that is only slightly lower than the effective rate realized in 2002, and we therefore do not expect the change in the exchange rate to have a material impact on our reported results for the balance of the year.

Health

Review of operations—Revenues from Health businesses in the quarter were:

	2003	2002	Change
Canadian laboratories	101	97	5%
US laboratories	33	34	(3%)
Diagnostics	134	131	3%
Distribution	47	44	7%
Total	181	175	4%

Revenues in our diagnostics businesses increased by 3% this quarter compared to the same quarter last year. This increase was mainly attributed to growth in Canadian laboratories, which reflects the impact of new fee agreements entered into last year. In addition, at the beginning of April 2003, we signed a fee agreement with the Ontario Ministry of Health, which should result in continued growth in the Canadian diagnostics business.

The drop in revenues reported for US laboratories in the quarter primarily relates to the increased value of the Canadian dollar compared to the US dollar. US laboratories continue to face reimbursement level and outreach capability issues, which have resulted in lower revenue than expected. We expect these reimbursement issues will continue to impact this area of our business for some time to come. We have not signed new partnerships, and this has contributed to the decline in revenue growth compared to prior years.

The drop in the value of the US dollar has not had a material impact on operating income, as US operations do not yet contribute the same level of operating income as our Canadian operations. The second quarter operating loss in our overall Health business is solely due to a $29 million writedown on a private portfolio investment to its estimated net realizable value. Excluding the impact of the writedown and the loss recorded in 2002 from the sale of MDS Matrx, Health businesses generated an operating margin of 10%, for both years.

Source Medical had a strong quarter with revenue growth of 7% compared to last year. The increase is mainly due to an increase in demand for supplies resulting from the recent Severe Acute Respiratory Syndrome ("SARS") outbreak.

Capital expenditures—Health businesses purchased $4 million of capital assets during the quarter compared to $3 million for the quarter last year.

Segment outlook—We believe that with fee agreements signed last year, and with the new fee agreement signed in the Province of Ontario at the beginning of April 2003, our Canadian laboratory services businesses will continue to deliver strong cash flow, allowing us to pursue growth opportunities in the US.

Revenue growth in the Canadian market will be limited to fee increases as most markets place limits on the amount of volume related revenue growth that can be generated. The recent SARS occurrence in Toronto had negligible impact on our laboratory results. It did, however, demonstrate the importance of an efficient private laboratory industry to an integrated health delivery system.

Proteomics

Review of operations—The operating loss from MDS Proteomics of $7 million for the quarter consisted of a $10 million operating loss, including $3 million of depreciation and amortization, offset by a $3 million foreign exchange gain on the revaluation of the US dollar debt component of the Cephalon convertible note. Spending for the second quarter was lower than the same quarter last year and the first quarter of 2003, reflecting the reductions in operations designed to reduce the rate at which cash is being utilized in this business.

Capital expenditures—MDS Proteomics made insignificant capital expenditures in the quarter. For the quarter last year, capital expenditures totalled $1 million.

Segment outlook—During the second quarter, we continued to carefully manage our spending on our key research activities and we took steps to conserve cash, including reducing operations at certain of our facilities. We are continuing negotiations on a number of possible collaborations.

Corporate

Review of operations—Net interest expense of $5 million was $3 million higher than the second quarter of 2002, reflecting the fixed interest on the US$311 million private placement debt issued in December of 2002.

The tax rate applicable to our core businesses remains at 36%. No tax benefits have been recognized on the loss generated by MDS Proteomics. Our effective tax rate for the quarter was 116%, due principally to the fact that we are unable to record tax benefits on the investment writedowns reported this quarter.

Liquidity and capital resources—Net cash on hand at April 30, 2003 was $224 million, up $11 million from January 2003. Operating working capital was $131 million, an increase of $11 million from January. The increase in working capital was mostly due to a build-up of unbilled work in process due to contractual billing agreements with research services business customers.

The weakened US dollar has had a significant impact on the reported value of our US dollar denominated debt. We treat this debt as a hedge against the value of our US dollar denominated assets. Unrealized gains and losses resulting from exchange rate shifts are recorded in the cumulative translation adjustment account in shareholders' equity. At the end of April, we had an unrealized gain of $29 million. The unrealized gain on our US dollar denominated debt was $43 million.

Outlook—Our analytical instruments business has continued to drive our overall growth. We are pleased with the success of our newer products, such as our API 4000™ and our Q TRAP™, and have also enjoyed increases in our more mature products. We will continue to invest in other opportunities with these technologies and with technologies that we believe provide complementary opportunities in these life science markets.

We expect to see improved revenues in our pharmaceutical research services as we take advantage of increased capacity and work on developing and attracting more business. This should materialize as we utilize the resources we have deployed, as we continue to seek new opportunities, and as we improve and develop technologies that meet the needs of our customers.

In our isotopes business, we expect to see growth as cobalt supply constraints issues ease later this year. We look forward to the full commissioning of the MAPLE reactor later this year, as it is expected to contribute to the isotopes growth in future periods. We are also pleased that the MAPLE reactor has reached defined power levels. This is a good indication that progress is being made to meet regulatory requirements for full commissioning. We will continue to assist our partner, IDEC Pharmaceuticals, in its efforts to further develop the market for Zevalin. We believe this product meets an unmet need and that revenues will grow as regulatory and reimbursement issues are dealt with.

We continue to assess all our investments, and have concluded that it is prudent to write down certain investments as the decline in their estimated future value is deemed to be other than temporary, reflecting their continued challenges, environmental conditions, and the challenge of attracting financings due to the retrenchment of capital markets. The investments written down during the quarter reflect our resolve to maintain a healthy financial position that is ready to take advantage of the opportunities ahead and deal with the challenges that we face in a timely and fiscally prudent manner.

	As at April 30 with comparative to October 31	
(millions of Canadian dollars)	**2003**	2002
ASSETS		
Current		
Cash and cash equivalents	$ **231**	$ 194
Accounts receivable	**278**	328
Inventories	**184**	153
Income taxes recoverable	**9**	21
Prepaid expenses	**27**	25
	729	721
Capital assets	**753**	740
Future tax assets	**20**	35
Long-term investments and other (note 2)	**228**	267
Goodwill	**765**	779
Total assets	**$ 2,495**	$ 2,542
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	$ **7**	$ 10
Accounts payable and accrued liabilities	**277**	317
Deferred income	**52**	63
Income taxes payable	**18**	17
Current portion of long-term debt	**10**	13
	364	420
Long-term debt (note 3)	**571**	602
Deferred income and other	**53**	59
Future tax liabilities	**55**	51
Minority interest	**64**	56
	1,107	1,188
Shareholders' equity		
Share capital (note 5)	**808**	805
Retained earnings	**551**	543
Cumulative translation adjustment	**29**	6
	1,388	1,354
Total liabilities and shareholders' equity	**$ 2,495**	$ 2,542

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(millions of Canadian dollars, except per share amounts)	Three months to April 30		Six months to April 30	
	2003	2002	**2003**	2002
Net revenues	$ **458**	$ 448	$ **898**	$ 866
Direct costs	**(286)**	(281)	**(565)**	(559)
Other operating costs	**(88)**	(81)	**(182)**	(162)
Depreciation and amortization	**(19)**	(21)	**(39)**	(42)
Other income (expense)—net (note 4)	**(26)**	(7)	**(26)**	(7)
Equity earnings and investment gains	**(1)**	6	**1**	8
Operating income	**38**	64	**87**	104
Interest expense	**(7)**	(5)	**(15)**	(9)
Dividend and interest income	**2**	2	**5**	4
Minority interest	**(2)**	(1)	**(3)**	(1)
Income before income taxes	**31**	60	**74**	98
Income taxes	**(36)**	(28)	**(55)**	(48)
Net income	$ **(5)**	$ 32	$ **19**	$ 50
Earnings per share (note 5)				
Basic	$ **(0.03)**	$ 0.22	$ **0.14**	$ 0.35
Diluted	$ **(0.03)**	$ 0.21	$ **0.14**	$ 0.34

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(millions of Canadian dollars)	Three months to April 30		Six months to April 30	
	2003	2002	**2003**	2002
Retained earnings, beginning of period	$ **566**	$ 474	$ **543**	$ 457
Net income	**(5)**	32	**19**	50
Repurchase of shares and options	**(3)**	(2)	**(4)**	(3)
Dividends—cash	**(5)**	(4)	**(5)**	(4)
—stock	**(2)**	(2)	**(2)**	(2)
Retained earnings, end of period	$ **551**	$ 498	$ **551**	$ 498

(millions of Canadian dollars)	Three months to April 30		Six months to April 30	
	2003	2002	**2003**	2002
Operating activities				
Net income	$ **(5)**	$ 32	$ **19**	$ 50
Items not affecting current cash flow (note 7)	**104**	39	**125**	59
Cash flow from operations	**99**	71	**144**	109
Changes in non-cash working capital balances relating to operations (note 7)	**(11)**	(31)	**(30)**	(41)
	88	40	**114**	68
Investing activities				
Acquisitions	**—**	(1)	**—**	(1)
Purchase of capital assets	**(32)**	(34)	**(56)**	(59)
Proceeds on sale of business	**29**	6	**29**	6
Other	**(24)**	(3)	**(43)**	(43)
	(27)	(32)	**(70)**	(97)
Financing activities				
Long-term debt issued	**—**	6	**565**	70
Long-term debt repayments	**(24)**	—	**(543)**	—
Increase (decrease) in deferred income and other	**(3)**	1	**(8)**	(3)
Payment of cash dividends	**(5)**	(4)	**(5)**	(4)
Issuance of shares	**—**	1	**1**	3
Repurchase of shares and options	**(4)**	(1)	**(4)**	(2)
Minority interest distributions	**(4)**	(2)	**(7)**	(5)
	(40)	1	**(1)**	59
Effect of foreign exchange rate changes on cash and cash equivalents of foreign subsidiaries	**—**	(1)	**(3)**	2
Increase in cash position during the period	**21**	8	**40**	32
Cash position, beginning of period	**203**	195	**184**	171
Cash position, end of period	$ **224**	$ 203	$ **224**	$ 203

Cash position comprises cash and cash equivalents less bank indebtedness.
See accompanying notes.

All tabular amounts in millions of Canadian dollars, except where noted.

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2. Long-term Investments and Other

During the second quarter, the Company reduced the carrying value of certain investments to reflect their estimated net realizable value (see note 4).

The Company's share of earnings of significantly influenced companies and partnerships included in operating income for the period was a net loss of $1 million (2002—$6).

3. Long-term Debt

A $66 million reduction in the carrying value of long-term debt since January 2003 was due to the strengthening of the Canadian dollar relative to the US dollar, and the repayment of bank debt. The revaluation of our US$311 million private placement debt resulted in an unrealized foreign exchange gain. As we have designated this debt as a hedge against our net foreign investments, the unrealized foreign exchange gain has been recorded in the cumulative translation adjustment account, offsetting unrealized foreign exchange losses from the translation of net foreign investments.

During the quarter, MDS Proteomics recorded a $3 million gain on the revaluation of a US dollar denominated convertible note. As this debt is not designated as a hedge, the resulting gain has been recorded in other operating costs.

4. Other Income (Expense)—Net

	Three months to April 30		Six months to April 30	
(millions of Canadian dollars)	**2003**	2002	**2003**	2002
Gain on Micromass cash award	**$ 39**	$ —	**$ 39**	$ —
Gain on sale of OSS business	**10**	—	**10**	—
Loss on sale of MDS Matrx	**—**	(7)	**—**	(7)
Writedown of investments	**(75)**	—	**(75)**	—
Other income (expense)—net	**$ (26)**	$ (7)	**$ (26)**	$ (7)

During the quarter, the Company sold its OSS business unit for net proceeds of $29 million. A gain of $10 million was recognized on this transaction.

During the quarter, MDS received net proceeds of a lawsuit award totalling $39 million, which has been recorded in other income (expense).

During the quarter, certain of the long-term investees of the Company encountered financial and other difficulties that resulted in significant declines in the value that could be realized in the event of a sale. Because this decline is believed to be other than temporary, MDS has recorded a provision of $75 million to reduce the carrying value of these investments to an estimate of their net realizable value. This provision was recorded in other income (expense).

5. Earnings Per Share

(a)

(number of shares in millions)	Three months to April 30		Six months to April 30	
	2003	2002	**2003**	2002
Net income available to Common shareholders	**$ (5)**	$ 32	**$ 19**	$ 50
Weighted average number of Common shares outstanding—basic	**141**	139	**141**	139
Impact of stock options	**1**	2	**2**	2
Weighted average number of Common shares outstanding—diluted	**142**	141	**143**	141

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

(b)   Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments." The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on assumptions consistent with those disclosed in the Company's annual financial statements for the year ended October 31, 2002.

Options granted during the quarter were approximately 27,500 (2002—72,500). For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months to April 30		Six months to April 30	
	2003	2002	**2003**	2002
Pro forma net income available to Common shareholders	**$ (7)**	$ 30	**$ 16**	$ 47
Earnings per share—basic	**$ (0.05)**	$ 0.22	**$ 0.11**	$ 0.34
—diluted	**$ (0.05)**	$ 0.21	**$ 0.11**	$ 0.33

All tabular amounts in millions of Canadian dollars, except where noted.

6. Income Taxes

The effective tax rate for the quarter was 116%, due principally to the fact that we were unable to record tax benefits on the investment writedowns reported this quarter, as disclosed below:

	Three months ended April 30	
	2003	2002
Combined Canadian federal and provincial tax rate	**36%**	38%
Increase (decrease) in effective tax rate as a result of:		
(Gain) loss on sale of businesses	**(5%)**	5%
Writedown of investments	**76%**	—
Other	**1%**	2%
	108%	45%
MDS Proteomics loss recorded at future tax rates	**8%**	2%
Effective income tax rate	**116%**	47%

7. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to April 30		Six months to April 30	
	2003	2002	**2003**	2002
Depreciation and amortization	**$ 19**	$ 21	**$ 39**	$ 42
Minority interest	**2**	1	**3**	1
Future income taxes	**17**	14	**19**	13
Equity earnings (net of distribution)	**1**	(4)	**(1)**	(4)
Writedown of investments	**75**	—	**75**	—
(Gain) loss on sale of business	**(10)**	7	**(10)**	7
	$ 104	$ 39	**$ 125**	$ 59

Changes in non-cash working capital balances relating to operations include:

	Three months to April 30		Six months to April 30	
	2003	2002	**2003**	2002
Accounts receivable	**$ 10**	$ (26)	**$ 41**	$ (15)
Inventories	**(20)**	(7)	**(35)**	(8)
Accounts payable and deferred income	**(6)**	2	**(42)**	(22)
Income taxes	**9**	(2)	**12**	6
Other	**(4)**	2	**(6)**	(2)
	$ (11)	$ (31)	**$ (30)**	$ (41)

All tabular amounts in millions of Canadian dollars, except where noted.

8. Segmented Information

	Three months ended April 30				Three months ended April 30			
	2003				2002			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$ 277	$ 181	$ —	$ 458	$ 272	$ 175	$ 1	$ 448
Operating income	57	(12)	(7)	38	66	11	(13)	64
Revenues by products and services:								
Medical isotopes				80				88
Analytical equipment				70				56
Pharmaceutical research services				127				128
Clinical laboratory services				134				131
Distribution and other				47				44
Proteomics				—				1

	Six months ended April 30				Six months ended April 30			
	2003				2002			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$ 540	$ 358	$ —	$ 898	$ 512	$ 352	$ 2	$ 866
Operating income	104	—	(17)	87	108	22	(26)	104
Revenues by products and services:								
Medical isotopes				158				166
Analytical equipment				135				102
Pharmaceutical research services				247				244
Clinical laboratory services				268				253
Distribution and other				90				99
Proteomics				—				2
Total assets at April 30	$ 1,906	$ 387	$ 202	$ 2,495	$ 1,873	$ 436	$ 192	$ 2,501

All tabular amounts in millions of Canadian dollars, except where noted.

9. Financial Instruments

MDS is a global company subject to the risk that its earnings and cash flows may be affected by fluctuations in foreign exchange conversion rates. The Company uses foreign exchange forward contracts to manage this foreign exchange risk and purchases forward contracts to hedge a substantial portion of its current and future net US dollar denominated cash inflows.

As of April 30, 2003, the Company had outstanding foreign exchange contracts to sell US$490 million at a weighted average rate of C$1.56 maturing over the next 24 months.

Forward contracts are treated as hedges for accounting purposes. As at April 30, 2003, unrecognized gains on forward contracts accounted for as hedges amounted to $28 million (2002—$3).

10. Cumulative Translation Adjustment

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $29 million as at April 30, 2003 exists primarily due to the strengthening of the Canadian dollar against the US dollar.

EXECUTIVE MANAGEMENT TEAM

Wilfred G. Lewitt
Chairman

John A. Rogers
President and Chief Executive Officer

Robert W. Breckon
Executive Vice-President
Strategy and Corporate Development

James M. Reid
Executive Vice-President, Organization Dynamics

Edward K. Rygiel
Executive Vice-President, MDS Inc. and
President and Chief Executive Officer, MDS Capital Corp.

Alan D. Torrie
Executive Vice-President, Global Markets and Technology

Ronald H. Yamada
Executive Vice-President, MDS Inc.

R. Ian Lennox
Group President and Chief Executive Officer
Pharmaceutical and Biotech Markets

John A. Morrison
Group President and Chief Executive Officer
Healthcare Provider Markets

Andrea C. Bodnar
Senior Vice-President and Chief Information Officer

Peter E. Brent
Senior Vice-President and
General Counsel and Corporate Secretary

Mary E. Federau
Senior Vice-President, Talent Development

John D. Gleason
Senior Vice-President, Business Development

Andrew W. Boorn
President, MDS Sciex

Cameron A. Crawford
President, MDS Diagnostic Services

Douglas J. P. Squires
President, MDS Pharma Services

Steven M. West
President and Chief Operating Officer
MDS Nordion

INVESTORS' QUICK REFERENCE

Mailing Address
MDS Inc.
100 International Blvd.
Toronto, Ontario, Canada
M9W 6J6
(416) 675-7661

Website Address
www.mdsintl.com

Shareholder Link Service
1 (888) MDS-7222

Transfer Agent and Registrar, Stock Dividend and Share Purchase Plan
CIBC Mellon Trust Company
Toronto, Ontario, Canada
1 (800) 387-0825

Investor Relations Contact
Sharon Mathers
Vice-President, Investor Relations
and Corporate Communications
(416) 675-6777 ext. 2695
email: smathers@mdsintl.com

Stock Listing
Toronto Stock Exchange
Symbol—MDS
New York Stock Exchange
Symbol—MDZ